Exhibit 99.1

CONTACTS:	Patrick O’Brien, Investors
(650) 522-1936

Nathan Kaiser, Media
(650) 522-1853

For Release Friday, February 8 at 4:15 p.m. EST

GILEAD SCIENCES COMPLETES ACQUISITION OF YM BIOSCIENCES

Foster City, CA, February 8, 2013 - Gilead Sciences, Inc. (Nasdaq: GILD) today announced that it has completed its acquisition of YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM).

On February 8, 2013, a subsidiary of Gilead acquired all of the outstanding common shares of YM pursuant to the terms of a plan of arrangement. As a result, YM has become a wholly-owned subsidiary of Gilead and it is anticipated that the common shares of YM will no longer be listed for trading on the NYSE MKT LLC or the Toronto Stock Exchange, on or about February 12, 2013. Shareholders of YM on this date will be entitled to receive U.S. $2.95 per common share in cash, and holders of warrants and stock options will be entitled to receive a cash payment equal to the difference between U.S. $2.95 and the exercise price of such warrant or stock option.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. Gilead’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Asia Pacific.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors, including risks related to the ability of Gilead to advance YM's product pipeline, including CYT387, and the possibility of unfavorable results of clinical trials of CYT387. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These and other risks are described in detail in Gilead’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

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For more information on Gilead Sciences, please visit the company’s website at www.gilead.com, follow Gilead on Twitter (@GileadSciences) or call Gilead Public Affairs at 1-800-GILEAD-5 or 1-650-574-3000.

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA	www.gilead.com
phone 650 574 3000 facsimile 650 578 9264